Exhibit (a)(1)(K)

FORM OF REMINDER EMAIL COMMUNICATION

TO ELIGIBLE OPTIONHOLDERS

ABOUT THE EXCHANGE OFFER

Date: March 2, 2009

To: Googlers

From: Option Exchange

Re: Reminder about Exchange Offer - FINAL WEEK

Hi Googlers,

This is the final week of the Election Period of the Employee Stock Option Exchange. All elections must be submitted before 6:00 a.m. PT on March 9, 2009. If you have not done so already, please take some time to review the materials on the Option Exchange website and make your decision. Additionally, the Option Exchange team will be holding office hours [LINK TO CALENDAR] every day this week.

If you have already made your election, you can check to make sure that it is correct by visiting the Election Tool.

For information about your individual stock options, including all of your stock option grants to date and the status of each stock option, check online at your selected stock plan administrator’s website. Any questions regarding password or access should be directed your selected stock plan administrator at: SmithBarney at www.benefitaccess.com or Charles Schwab at https://eac.schwab.com/.

If you have any questions about the exchange program, please contact                     @google.com after reading the FAQs. For any other questions about accessing your stock options, you can contact                     @google.com.

Thanks,

Option Exchange